EXHIBIT 16.1


Mariculture Systems, Inc.
2504 Hartford Drive
PO Box 968
Lake Stevens, Washington 98258
TEL: 425.397.0409
FAX: 425.672.8012


February 23, 2001

Attn: Mr.  Jeffrey Greene

Moss Adams LLP
2707 Colby Avenue
Suite 801
Everett, WA 98201-3510

Re:  Letter  on change of  certifying  accountant  pursuant  to  Regulation  SK,
     Section 304(a)(3)

To Whom It May Concern:

         We have received a letter from your firm dated February 23, 2001, stating that due to the firm's workload, it will be unable to retain Mariculture Systems, Inc. as a client.

         Enclosed is a copy of the Form 8K which will be filed this day with the SEC. Pursuant to Regulation SK, Section 304(a)(3) we herewith request that your firm furnish us with a letter, addressed to the SEC, stating whether your firm agrees with the statements made in the disclosure set out as Item 4(a) in the Form 8K and, if not, stating the respects in which your firm does not agree.

         Please provide this letter as promptly as possible so that we can file the letter with the SEC within ten (10) business days from today.

         Your firm may provide us with an interim letter highlighting specific areas of concern and indicating a subsequent, more detailed letter will be forthcoming within the ten (10) business days noted above.

         We look forward to your timely response to this request.


                                         Very truly,

                                         /s/ David Meilahn
                                         David Meilahn, President